Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Majesco
Subject Company: Cover-All Technologies Inc.
Commission File Number: 001-09228
Date: February 19, 2015

Majesco February 19, 2015 Investor Presentation

Majesco CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS Certain statements in this communication regarding the proposed merger of Cover - All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover - All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward - looking statements . These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions . All such forward - looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication . These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct . Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward - looking statements are the following : (i) the expected timeframe for completing the merger described herein (the “Merger”) and the transactions contemplated thereby ; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”) ; (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the SEC, the approval of the Merger by Cover - All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT ; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise ; (v) adverse results in any legal proceedings that may be instituted against Cover - All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby ; (vi) the risk that unexpected costs will be incurred in connection with the Merger ; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period ; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover - All’s operations into those of the combined company ; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop ; (x) working capital needs ; (xi) continued compliance with government regulations ; (xii) labor practices ; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets ; and (xiv) the possibility that Cover - All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends . Additional information concerning these and other factors can be found in Cover - All’s filings with the SEC, including Cover - All’s most recent Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K and in the Registration Statement on Form S - 4 filed by Majesco in connection with the proposed transaction . Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . Majesco and Cover - All are under no obligation to, and expressly disclaim any obligation to, update or alter any forward - looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law . Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented . A registration statement related to the proposed transaction has filed with the SEC . The registration statement on Form S - 4 has not yet become effective . The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective . Investors are urged to read the registration statement and other relevant documents filed with the SEC when they become available .

Majesco ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT In connection with the proposed transaction between Cover - All and Majesco, Cover - All and Majesco have filed and intend to continue to file relevant materials with the SEC, including a Registration Statement on Form S - 4 that includes a preliminary proxy statement of Cover - All and also constitutes a preliminary prospectus of Majesco . A definitive proxy statement/prospectus will be mailed to Cover - All’s stockholders when the registration statement has become effective . Majesco and Cover - All will each also file other documents regarding the proposed transaction with the SEC . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER - ALL, MAJESCO AND THE PROPOSED TRANSACTION . Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover - All through the website maintained by the SEC at http : //www . sec . gov . Copies of the documents filed with the SEC by Cover - All will be available free of charge on Cover - All’s website at http : //www . cover - all . com/ or by contacting Ann Massey, Chief Financial Officer, Cover - All Technologies Inc . , at 412 Mt . Kemble Avenue, Suite 110 C, Morristown, New Jersey 07960 or by e - mail at amassey@cover - all . com . Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http : //www . Majesco . com/ or by contacting Attn .: Lori Stanley, General Counsel, Majesco, 5 Penn Plaza, 14 th Floor, New York, NY 10001 or by e - mail at lori . stanley@majesco . com . PARTICIPANTS IN SOLICITATION This communication is not a solicitation of a proxy from any investor or security holder . However, Cover - All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC . INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER - ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS FILED BY COVER - ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION . These documents can be obtained free of charge from the respective sources indicated above . NON - SOLICITATION This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover - All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”), or as otherwise permitted under the Securities Act or the rules promulgated thereunder . This communication does not constitute the solicitation of any vote or approval .

Majesco Merger Transaction Overview Manish Shah President and CEO, Cover - All Technologies

Majesco Overview of Proposed Transaction Building a world class insurance software, consulting and services company Unique & Compelling Opportunity for Cover - All and Majesco Shareholders Stock - for - stock transaction between Cover - All and Majesco Cover - All shareholders to own 16.5% of new public company, Majesco 1 - Valuation methods used by BVA Group, an independent firm providing fairness opinion concluded the merger is fair to Cover - All shareholders Cover - All shareholders to participate in future growth and merger synergies Expected to be Tax free to Cover - All shareholders 5 1 Fully diluted basis

Majesco Transaction Builds Shareholder Value Combination expected to yield significant benefits Unique opportunity to create a world - class software, consulting and services company exclusively focused on global insurance - Combined capabilities and scale to claim global share in all tiers of global P&C and Life insurance marketplace, especially in the fast growing US market Capabilities Alignment with “Once In a Generation” Market Opportunity Differentiated offerings and scale improves competitiveness - Modern and proven insurance software, cloud offerings, consulting, services and scale of over 2,000 insurance and technology professionals, positions the combined entity as an attractive vendor Majesco extends the benefits of scale and innovation and brings personal lines and billing solutions to Cover - All customers - And Cover - All brings commercial lines policy and business intelligence solutions to Majesco customers 6

Majesco Financially Attractive and Strategically Beneficial Transaction Significant opportunities for immediate and long term value creation Attractive financial opportunity Each Cover - All share exchanged for ~0.215 shares of Majesco based on 1 for 6 reverse split at Majesco Transaction Valuation Guideline Company Method 2 Based on GWRE Valuation 3 Price / Sales 2.1x 10.4x Implied MJCO Market Cap $223 million $1.1 billion Implied COVR Market Cap $36.8 million $182.8 million Implied COVR Share Price $1.31 $6.50 The combined company pro forma revenue is $106 million 1 Valuation Drivers • Strong revenue foundation • Positioned as top three vendor • Opportunities to compete for most deals • Expected to grow rapidly and substantially by outperforming the industry 2 Based on higher side of the range for 2014 revenue multiple suggested by an independent firm, BVA Group 7 1 Unaudited pro forma condensed combined financial information FY 2014 – refer to footnotes on slide 14 3 As of February 17, 2015

Majesco Follow up Communications Look forward to staying in touch with shareholders Majesco filed S - 4 today Investors can reach out to Cover - All and Majesco’s management for clarifications To schedule, contact Cover - All’s IR firm: SM Berger & Company 216 - 464 - 6400 andrew@smberger.com Additional access and investor events prior to listing of new Majesco 8

Majesco Majesco – Exciting Growth Opportunity Ketan Mehta Founder, President and CEO, Majesco

Majesco Agenda – Our Opportunity, Our Vision and Strategy • Majesco overview – who we are and what we do • Market opportunity • How we are well positioned to leverage market opportunities • Our growth strategy and investment plans 10

Majesco Restructuring of Majesco – Consolidating Global Insurance Business Under Separate Public Entity • Clear focus on insurance vertical • Ability to invest according to the needs of the insurance sector • Synergy of clients, offering and talent across all international operations • Financial flexibility • Clear story for investors 11

Majesco Majesco enables transformation of insurance business globally by providing technology solutions encompassing software products, consulting and services Developed insurance business through four acquisitions and subsequent integration and organic growth - Invested over $100 million in acquisitions and R&D over last seven years - Acquired business of Agile Technologies in January 2015 Market success and recognition - Won five new customer contracts in calendar year 2014 - Positioned as a leader in Gartner’s Magic Quadrant for P&C Policy Management Modules Majesco Overview 12 Robust business credentials - $86 million revenue 1 , Over 1,800 insurance professionals - Global footprint with presence in six countries – US, Canada, UK, Malaysia, Thailand and India 1 Unaudited pro forma condensed combined financial information for FY 2014 Excluding Cover - All – refer to footnotes on slide 14

Majesco Revenues by Line of Business Revenues by Nature of Business Revenues by Geography Recurring vs. Non - Recurring Revenue Diversification P&C Life & Annuity Misc. North America UK APAC Recurring – Contractual Recurring – Customary Recurring – Cloud Product Based Insurance services Misc. Non recurring * Majesco Revenue splits based on nine months period ending December 31, 2014 (Excluding Agile) 13 Trending to insurance pure play revenue

Majesco Unaudited Pro Forma Condensed Combined Financial Information ( FY 2014) 14 In USD Millions Majesco 1 Agile Cover - All Pro Forma Adjustments 2 Pro Forma Combined Revenue 76.8 10.5 20.5 - 1.6 106.1 Gross Margin 31.3 3.8 9.4 - 0.8 43.7 Gross Margin % 40.7% 36.4% 46.0% 41.1% EBITDA before R&D 12.4 0.8 3.7 - 0.2 16.6 EBITDA before R&D % 16.1% 7.6% 18.0% 15.7% Research & Development 10.5 0.0 1.1 0.0 11.6 Research & Development % 13.7% 0.0% 5.5% 10.9% EBITDA 3 after R&D 1.8 0.8 2.6 1.7 6.9 EBITDA after R&D % 2.4% 7.6% 12.5% 6.5% Cash and Cash Equivalents 3.7 0.5 4.6 - 1.2 7.6 Debt 0.0 0.0 0.3 3.0 3.3 Working Capital 5.1 1.0 1.1 4.2 3.0 1 Majesco annualized amounts for the year ended December 31, 2014 are derived from the unaudited historical operations of Majesco for the nine months ended December 31, 2014 2 The pro forma adjustment includes elimination of the portion of Agile business not taken over 3 For reconciliation of US GAAP Net Income Before Tax to EBITDA, a Non - GAAP metric, refer appendix (slide no 31)

Majesco Market Opportunities for the Combined Company - Majesco

Majesco Insurance technology is a large and vibrant market that values long term partner relationships predicated on software quality, performance and delivery success Majesco is well positioned to take advantage of this opportunity, as a global insurance technology provider of core, innovative software and services – and most importantly, brings to the table, the ability to offer our customers a number of ways to begin the business transformation process Our growth strategy is backed by aggressive investment plans to enhance our product and people capabilities Poised to Become a Dominant Insurance Technology Solutions Provider 16

Majesco Insurance – Once in a Generation Transformation Opportunity Global Insurance IT Spend for External Software and Services: $68 billion 1 1 Source: Celent IT Spending in Insurance for 2015: A Global Perspective, April 2014 Operational - Improve internal efficiencies and reduce spend by consolidating and replacing dated legacy platforms currently unable to adapt to changing market dynamics Data - Transform the abundance of customer data into actionable analytics to driving profitability, growth and strategy Markets - Enable new products, new channels and business models with modern technology platforms increasing speed to market and business performance Customer Experience - Need for carriers to significantly improve consumer and agent experience to keep pace with evolving customer expectations 17

Majesco Market Trend for Vendor Consolidation Enhances Opportunity for Majesco • Strong preference towards “suite” offerings – One vendor offering Policy, Billing, Claims across all lines of business • Size and scale is becoming increasingly critical to insurers • Ability to offer cloud, data and digital services gives an additional edge 18

Majesco Majesco i s W ell S uited to L everage G rowth O pportunities • Strong momentum – Our core mid market P&C business has grown by 23% CAGR for last two years – Rapid growth of customer acquisition with a base of over 150 customers 1 • Comprehensive and well - regarded “suite” offerings • Experienced leadership team 19 1 Includes Cover - All customers

Majesco 2007 10+ Customers 2008 35+ Customers 2013 80+ Customers 2015 150+ Customers 1 Nine out of the top 25 US P&C insurance carriers are Majesco customers Rapid Growth in Customer Acquisition 2005 3 Customers 20 1 Includes Cover - All customers

Majesco Comprehensive P ortfolio O ffering B oosted by Cover - All and Agile Data Services Core Insurance Systems Rating Policy Billing Claims Re - Insurance Distribution Life and Annuity Individual Life, Group Life ,Annuity IT Strategy Property and Casualty Personal Line, Commercial Line, Workers Compensation Content Services Bureau Content Services Reporting Digital Strategy Transformational Services Warehouse Analytics Business Intelligence Portals Social Media Mobile Apps Consulting Services Digital Assets Area of impact from acquisition of Agile Technologies’ insurance business Area of impact from Cover - All merger 21

Majesco Industry Validation of Technology Expertise • Majesco Positioned as a Leader in Gartner’s First Magic Quadrant for P&C Insurance Policy Management Module along with Guidewire and Accenture - Gartner, December 2014 • Majesco – Winner of the Xcelent Technology award for Advanced Technology in P&C Policy administration systems in North America - Celent , November 2013 • Majesco is an industry leader in product configuration with the first to market ERC implementation - SMA, Karen Furtado, SMA Partner – October 2014 22

A Seasoned Management Team With Deep Insurance Industry Experience



Arun Maheshwari
Chairman

- Ex-board member of DuckCreek Technologies
- Ex-Head of CSC India



Ketan Mehta
Founder & CEO

- Integrated 4 acquisitions and executed insurance focus strategy



Ed Ossie
COO

- Ex-President, Innovation Group
- Ex-Director, Corum Technologies



Manish Shah
EVP[1]

- CEO of Cover-All Technologies
- Over 15 years of insurance technology experience



Chad Hersh
EVP

- Ex-Managing Director, Novarica's Insurance Practice
- Ex-Senior Analyst, Celent



Bill Freitag
EVP - Consulting

- Founder of Agile Technologies, insurance focused consulting company



Prateek Kumar
EVP - Sales and account management

- 12 years of experience in insurance technology



Farid Kazani
CFO

- Deep experience in strategic technology mergers & acquisitions

[1] Will assume the role of EVP post merger

COVER-ALL

23

Majesco

Majesco Majesco’s Focus – Growth, Growth and Growth P&C business ready to scale. Last two years’ CAGR of 23% in P&C mid - market - Offerings for all size of customers and all lines of business - More “suite” opportunities Cross - selling opportunity - over 150+ clients 1 Growth in Life & Annuity and insurance services Strong growth opportunities in Data, Cloud and Content Services Leverage Consulting services with strong “pull - through” IT Services revenues International consolidation and expansion opportunities 24 1 Includes Cover - All customers

Majesco We W ill G row B y Continuing aggressive investments in R&D and people to build world class platform and professional services capabilities Continuing to acquire companies with synergistic assets and capabilities Further developing partner ecosystem of complementary capabilities 1 2 3 25

Majesco Growth Plans • Establish integration synergies improving revenue growth • Profitability growth as we build scale • Focus on market penetration reflected through order book growth i.e. the deals we close 26

Majesco Thank You

Majesco Appendix

Majesco Proposed Merger Timelines DEC – 14 JAN - 15 FEB - 15 MAR - 15 APR – 15 MAY – 15 JUNE – 15 JULY – 15 SIGNING OF MERGER AGREEMENT S - 4 FILING / REVIEW S - 4 EFFECTIVENESS COVR SHAREHOLDER PROXY VOTE COVR SHAREHOLDER APPROVAL NYSE MKT APPROVAL OF MAJESCO LISTING COMMENCEMENT OF TRADING OF MAJESCO ON NYSE MKT This timeline is only indicative and subject to variation on account of process uncertainties MM REORGANIZATION INDIA HIGH COURT APPROVALS 29

Majesco Majesco Merged – Legal Entity Structure Majesco (US) Vector US (100%) Majesco Software & Solutions – US (100%) Majesco UK (100%) Majesco Software & Solutions India (100%) Majesco Canada (100%) Majesco Malaysia (100%) Majesco Thailand* (100%) Cover - All Systems (100%) * Pending name change to Majesco Upon NYSE MKT approval and the closing of the merger, Majesco intends to be publicly traded 30

Majesco Reconciliation of US GAAP Net Income Before tax to EBITDA, Non GAAP metric (FY2014) 1 Majesco annualized amounts for the year ended December 31, 2014 are derived from the unaudited historical operations of Majesco for the nine months ended December 31, 2014 2 The pro forma adjustment includes elimination of the portion of Agile business not taken over 31 In USD Millions Majesco 1 Agile Cover - All Pro Forma Adjustments 2 Pro Forma Combined Net Income / (Loss) before taxes (0.3) 0.8 0.4 1.3 2.2 Add : Depreciation & Amortization 2.1 0.0 1.8 0.4 4.3 R & D expenses 10.5 - 1.1 - 11.6 Interest expense 0.1 0.0 0.4 0.0 0.5 EBITDA before R & D expenses 12.4 0.8 3.7 1.7 18.6 EBITDA after R & D expenses 1.9 0.8 2.6 1.7 6.9